FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

17 September 2007 - Fortis, RBS and Santander welcome Dutch Minister of Finance consent

Today, the Dutch Minister of Finance, on the advice of De Nederlandsche Bank
N.V. ("DNB"), has granted Fortis, RBS and Santander (collectively, "the Banks")
the Declarations of No Objection they require in respect of the proposed acquisition of ABN AMRO Holding N.V. and its group companies ("ABN AMRO"). This is an important step towards the completion of the Banks' offer for ABN AMRO.

The Declarations of No Objection contain specific conditions and requirements.
The Banks are confident they can comply with these conditions and requirements.
The specific conditions and requirements in the Declarations of No Objection are available on the Banks' joint website, www.consortiumbid.com.

Certain of the conditions and requirements are summarised as follows:

-    The Banks shall ensure  sufficient  continuity  within the Management Board and the  Supervisory  Board of ABN AMRO Holding and ABN AMRO Bank and shall ensure the  preservation  of knowledge of the  organisation of the ABN AMRO
     Group as well as the  availability  of  specific  expertise  so that  these bodies can properly perform their legal and statutory tasks.

-    Within the  Consortium,  RBS is  primarily  responsible  for the  effective functioning of the ABN AMRO Group during the transition phase to the moment when the  components  to be  acquired  are  transferred  to the  individual members of the Consortium.  The ABN AMRO Group shall be consolidated in the financial statements and supervisory returns of RBS. RBS is responsible for compliance with the financial supervisory regulations applicable to the ABN
     AMRO Group in all relevant jurisdictions.

-    Within  two  months  of the  entry  into  force of the  Declarations  of No
     Objection,  the Banks  shall  ensure  that ABN AMRO  draws up a robust  and detailed  Transitional Plan. The Transitional Plan and any material changes to it shall be submitted to DNB for approval.

-    The Banks shall not make any  fundamental  changes to the current set-up of the organisation, the division of tasks and responsibilities, the committee structure and the reporting lines of the ABN AMRO Group before:

     -  the Banks have obtained a degree of control with which the Banks may be deemed capable of effective execution of the proposed transition;
        and

     -  the above transition plan has been approved by DNB, unless DNB has agreed to such a change in advance.

-    DNB  approval  will be  obtained  for the  Transitional  Plan  and for each separation before implementation.

-    The Banks  commit  to  maintain  target  levels of  capital  and  liquidity determined between DNB and ABN AMRO. An adjusted capital and liquidity plan will be submitted to DNB for approval  within thirty days of the entry into force of the Declarations of No Objection.

The Declarations of No Objection will enter into force if the public offer for
ABN AMRO is declared unconditional by the Banks on or before 31 December 2007, in the manner and subject to the conditions as detailed in the offer document of
20 July 2007, and if the financing has been secured in an adequate manner.

Supplemental Agreement

The Banks have agreed that ABN AMRO shall be governed and managed following its acquisition by the Banks in accordance with the provisions of a supplemental agreement, supplementing the Consortium and Shareholders' Agreement of 28 May
2007 (the "Supplemental Agreement"). The Supplemental Agreement has been prepared in close consultation with DNB. A summary of the provisions of the
Supplemental Agreement can be found in the Appendix to this release.

Appendix: Supplemental Agreement

The provisions of the Supplemental Agreement include the following:

-    The roles of the  Supervisory  and Managing  Boards of ABN AMRO will remain unchanged in concept following completion of the offer;

-    The Banks  will  propose  three new  members to the  Supervisory  Board and intend to retain at least five  existing  members  (subject  to their being willing to serve);

-    The Chairman of the Supervisory Board will be an independent  member of the
     Supervisory  Board  and  will  not  be a  nominee  of  any  member  of  the
     Consortium;

-    Three  independent  members of the  Supervisory  Board will be charged with special  responsibility  for ensuring that the interests of minorities  are protected until such time as their interests are acquired by RFS Holdings;

-    As is the current practice of ABN AMRO,  appointments to the Managing Board will be nominated by the  Supervisory  Board and ultimately  decided by the general meeting of shareholders.  The Consortium will recommend a number of appointments to the Managing  Board,  including  Chairman,  CFO and CRO. In addition,  it  is  the  Consortium's  intention  to  secure  continuity  by retaining  ABN AMRO  experience  and knowledge on the Managing  Board.  The
     Consortium  will  either  retain a number of  existing  members if they are willing  to serve  or will  seek to  identify  candidates  from  the  Group
     Business Committee;

-    The ABN AMRO Group will continue to act as a single coordinated institution in respect of all liabilities,  requirements and regulatory interfaces.  In the event that any  parental  support  were to be  provided,  it would come directly  from RBS who would  thereafter  share the  consequences  with the
     Consortium,  using the  mechanisms  set out in  Clause  13 of the CSA.  The respective ABN AMRO businesses will, prior to separation,  be managed under the authority of the ABN AMRO Managing Board; and

-    The period during which the Consortium members have undertaken to agree the terms of the definitive  agreements to implement the  restructuring  of ABN
     AMRO has been  reduced from 180 days to 90 days after the date of the offer going wholly unconditional, after which time the matters in dispute, on the application of any Consortium member,  will be determined as set out in the
     Consortium and Shareholders' Agreement.

The Supplemental Agreement will be publicly available on the Banks' joint website.

--------------------------------------------------------------------------------

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

The terms "Consortium" and "Transitional Plan" are as defined in the
Supplemental Consortium and Shareholders' Agreement dated 17 September 2007.

In connection with the offer for ABN AMRO, RBS has filed with the U.S.
Securities and Exchange Commission (the "SEC") a Registration Statement on Form
F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO
READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT
INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects",
"anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-
looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

--------------------------------------------------------------------------------

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered
in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:18/09/2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat